Investor Relations Contact:
Ken Lowe
Sigma Designs, Inc.
Tel: 408/957-9850
Fax: 408/957-9741
IR@sdesigns.com

<u>**For Immediate Release**</u>

<center>**SIGMA DESIGNS, INC. REPORTS THIRD QUARTER RESULTS**</center>

MILPITAS, Calif.—November 25, 2003—Sigma Designs®, Inc. (Nasdaq: SIGM), a leader in digital media processors for consumer appliances, announced results for its third fiscal quarter ended October 31, 2003.

Net revenues for the third quarter were $7,470,000, down from $7,874,000 for the previous quarter and up 58% from $4,720,000 reported for the same period last year. Sigma reported a net profit of $149,000 or $0.01 per basic and diluted share. This compares to a net profit of $671,000, or $0.04 per basic shares and $0.03 per diluted share for the previous quarter, and a net loss of $871,000, or $(0.05) per basic and diluted share during the same period one year ago. The decline in revenue is primarily attributable to unexpected delays in customer orders.

"We are disappointed to report this quarter's revenue decline, the first in five consecutive quarters, a result of delays in certain customer orders. However, we believe this decline is an anomaly, and we have all indications that market demand is continuing to grow in our primary markets. On the positive side, we are pleased that our gross margins remained strong, our operating expenses were stable, and this represents our third consecutive quarter of profitability. Moving forward, we remain optimistic in our ability to resume sequential growth for the current quarter, and also anticipate a period of overall profitability for this year and next," stated Thinh Tran, Chairman and Chief Executive Officer, Sigma Designs.

Recent business developments include:

- Announced that Pinnacle's new ShowCenter product is based on Sigma's EM8551 media processor. The ShowCenter is a new product in the digital media adapter category, which provides consumers who have a multimedia home network with instant access to digital libraries, without moving the PC into the living room.
- Announced that Sigma's EM8610 digital media processor will be used in two separate Plasma TVs. First, KiSS Technology's new PD342 42-inch Plasma, high-definition TV (HDTV) with built-in DVD and wireless Internet. KiSS is one of the world's leading companies in the field of DVD products and DVB receivers. Second, Jamo's new HDP 4250 Plasma HDTV. Jamo is the leading European manufacturer of loudspeakers.
- Announced that several new IP video appliances from multiple vendors, based on Sigma's decoder chips, will enter the market over the next six months, including an increasing number of large brand manufacturers. These included the announcements from Lenovo Consume PC (formerly Legend Group Limited), Vertex Link, Beijing Golden Yuxing Electronics and Technology Co., Ltd., and Shenzhen Tsinghua Tongfang.

- Announced that Sigma's EM8550 digital media processor will power I-O Data's new AveL LinkPlayer, network media player. I-O Data is the leading Japanese manufacturer of PC peripherals and a provider of high-quality interface products.

The conference call relating to third quarter results will take place following this announcement at 5:00 PM EST today, November 25. The dial-in number is 1-877-353-2646 or 1-706-679-3463. Investors will have the opportunity to listen to the conference call via the Internet live or up to one year afterward through *www.sigmadesigns.com/investors* or over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at *www.fulldisclosure.com* or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents *(www.streetevents.com)*. To listen to the live call, please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call by dialing into 1-800-642-1687 or 1-706-645-9291 and use conference ID 390 2566. The audio replay will be available for one week after November 25.

About Sigma Designs, Inc.

Sigma Designs (Nasdaq: SIGM) specializes in silicon-based MPEG decoding for streaming video, progressive DVD playback and advanced digital set-top boxes. Sigma's award-winning REALmagic® Video Technology is used in both commercial and consumer applications providing highly integrated solutions for high-quality decoding of MPEG-1, MPEG-2 and MPEG-4. Headquartered in Milpitas, Calif., Sigma also has sales offices in China, Europe, Hong Kong, Japan, Korea and Taiwan. For more information, please visit our web site at *www.sigmadesigns.com/*.

REALmagic and Sigma Designs are registered trademarks of Sigma Designs. All other products and companies referred to herein are trademarks or registered trademarks of their respective companies.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the anticipation of a return to sequential revenue growth for the current quarter and continued profitability for the current quarter and next year, the use of our EM8610 in KiSS and Jamo plasma TVs, and the entry of several new IP video appliances based on Sigma decoder chips into the market over the next six months. Actual results may vary materially due to a number of factors including, but not limited to, general economic conditions, including continuance of the current uncertainty in technology spending, and economic conditions specific to the semiconductor industry, the rate of growth of the set-top box market in general, our ability to deploy Sigma products in these markets, the ability of our REALmagic MPEG silicon to compete with other technologies in these emerging markets, the risk that such products will not gain widespread acceptance or will be rendered obsolete by product offerings of competitors or by alternative technologies and other risks including delays in the manufacturers' deployment of set-top boxes or other factors leading to delays in customer orders. Other risk factors are detailed from time to time in our SEC reports, including the report on Form 10-K for the year ended January 31, 2003 and on Form 10-Q for the quarter ended July 31, 2003. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Sigma undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements that may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

**Following are comparative, unaudited highlights of the third quarter
and nine-month results of fiscal 2004:**

Quarter ended October 31,		2003		2002
Net revenues	$	7,470,000	$	4,720,000
Net income (loss)	$	149,000	$	(871,000)
Basic net income (loss) per share	$	0.01	$	(0.05)
Basic weighted average shares		20,402,000		16,508,000
Diluted net income (loss) per share	$	0.01	$	(0.05)
Diluted weighted average shares		23,533,000		16,508,000

Nine months ended October 31,		2003		2002
Net revenues	$	23,179,000	$	11,430,000
Net income (loss)	$	1,246,000	$	(5,730,000)
Basic net income (loss) per share	$	0.07	$	(0.35)
Basic weighted average shares		19,060,000		16,454,000
Diluted net income (loss) per share	$	0.06	$	(0.35)
Diluted weighted average shares		22,092,000		16,454,000

SIGMA DESIGNS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	October 31, 2003		January 31, 2003*	
Assets				
Current assets:				
Cash and cash equivalents	$	18,967	$	755
Accounts receivable - net		4,762		4,366
Inventories		2,986		2,472
Restricted cash		-		12,000
Prepaid expenses & other		359		176
Total current assets		27,074		19,769
Equipment and leasehold improvements, net		1,070		1,331
Long term investments		1,050		-
Other assets		96		317
Total	$	29,290	$	21,417
Liabilities and shareholders' equity				
Current liabilities:				
Bank line of credit	$	-	$	12,000
Accounts payable		1,388		1,502
Accrued liabilities and other		2,337		1,681
Current portion of capital lease obligations		6		127
Total current liabilities		3,731		15,310
Other long-term liabilities		276		305
Shareholders' equity:				
Common stock		86,511		68,295
Accumulated other comprehensive income		32		13
Accumulated deficit		(61,260)		(62,506)
Total shareholders' equity		25,283		5,802
Total	$	29,290	$	21,417

* Derived from audited balance sheet included in the Company's annual report on Form 10-K
for the year ended January 31, 2003

SIGMA DESIGNS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three months ended October 31,		Nine months ended Octoboer 31,	
	2003	2002	2003	2002
Net revenues	$ 7,470	$ 4,720	$ 23,179	$ 11,430
Costs and expenses:				
Costs of revenues	2,868	2,038	8,848	5,360
Research and development	2,512	1,821	7,586	6,018
Sales and marketing	1,225	1,086	3,583	3,324
General and administrative	731	659	1,887	2,280
Total costs and expenses	7,336	5,604	21,904	16,982
Income (loss) from operations	134	(884)	1,275	(5,552)
Interest and other income (expense), net	15	(24)	(19)	(213)
Income (loss) before income taxes	149	(908)	1,256	(5,765)
Provision for income taxes	-	(37)	10	(35)
Net income (loss)	$ 149	$ (871)	$ 1,246	$ (5,730)
Basic net income (loss) per share	$ 0.01	$ (0.05)	$ 0.07	$ (0.35)
Shares used in computing per share amount	20,402	16,508	19,060	16,454
Diluted net income (loss) per share	$ 0.01	$ (0.05)	$ 0.06	$ (0.35)
Shares used in computing per share amount	23,533	16,508	22,092	16,454